Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES BY AN EXECUTIVE In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements") Shareholders are advised that Mr. BJ Mattison, an Executive of Gold Fields, sold Gold Fields Limited shares on the open market. Details of the transactions are set out below: Name of executive director BJ Mattison Nature of transaction On market sale of shares Transaction Date 09 November 2022 Number of Shares 50 000 Class of Security Ordinary Shares Highest Price per Share R172.50 Lowest Price per Share R171.00 Weighted Average Price per Share R171.95 Total Value R8,597,500 Vesting Period Nil Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements. 14 November 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd